AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

Eaton Vance Senior Floating-Rate Trust

(Name of Subject Company (Issuer))

Eaton Vance Senior Floating-Rate Trust

(Name of Filing Person (Issuer))

Auction Preferred Shares Series A, Series B, Series C and Series D Par Value $0.01 Per Share

(Title of Class of Securities)

Series A – 27828Q204

Series B – 27828Q303

Series C – 27828Q402

Series D – 27828Q501

(CUSIP Number of Class of Securities)

Maureen A. Gemma, Esquire

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617)482-8260

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation	Amount Of Filing Fee
$18,400,000 (a)	$2,290.80 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 800 shares in the offer, based upon a price of 92% of the liquidation preference of $25,000 per share (or $23,000 per share).

(b)	Calculated as $124.50 per $1,000,000 of the Transaction Valuation.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form of Registration No.: Not Applicable	Date Filed: Not Applicable

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]

Items 1 through 9 and Item 11.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Eaton Vance Senior Floating-Rate Trust, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 21% of its outstanding shares of preferred stock, par value $0.01 per share and a liquidation preference of $25,000 per share, designated Auction Preferred Shares, Series A, Series B, Series C and Series D (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated August 16, 2018 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 92% of the liquidation preference of $25,000 per share (or $23,000 per share), plus any unpaid dividends accrued prior to the date on which the Fund makes payment for tendered Preferred Stock. If the amount of Preferred Shares tendered to the Fund exceeds the amount of Preferred Shares the Fund has offered to purchase, the Fund will purchase duly tendered (and not withdrawn) Preferred Shares from tendering shareholders subject to the terms and conditions of the Offer and with pro rata adjustments as described below. For instance, if every Preferred Share of the Fund was duly tendered, the Fund would accept 21% of the tendered Preferred Shares. In applying the pro ration, the Fund will accept one Preferred Share from each tendering Preferred Shareholder and accept any additional Preferred Shares from such Shareholder on a pro rata basis thereafter. In the event the pro ration results in a fractional amount of Preferred Shares tendered by one or more shareholders, the Fund reserves the right, and expects, to round the number of Preferred Shares tendered by the shareholder to be purchased by the Fund to the closest full Preferred Share. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Filed herewith as Exhibit (a)(5)(ii) and incorporated by reference is a copy of the press release issued by the Fund dated September 14, 2018, announcing the final results of the Preferred Stock tender offer.

Item 10.

(a) The information set forth in the Offer to Purchase under Section 8 (“Certain Information Concerning the Funds”) is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated August 16, 2018. *
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *
(a)(1)(iii)	Notice of Guaranteed Delivery. *
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(1)(vi) (a)(2) (a)(3) (a)(4)	Notice of Withdrawal. * None. Not applicable. Not applicable.
(a)(5)(i)	Press Release issued by the Fund dated August 16, 2018. *
(a)(5)(ii)	Press Release issued by the Fund dated September 14, 2018.

(b) (d) (e) (g) (h)	None. None. None. None. None.

* Previously filed with the Fund’s Schedule TO, filed August 16, 2018, and incorporated herein by reference.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Senior Floating-Rate Trust

By:	/s/ Payson F. Swaffield
Name:	Payson F. Swaffield
Title:	President

Dated as of September 14, 2018

Exhibit Index

Exhibit No.	Document
(a)(5)(ii)	Press Release issued by the Fund dated September 14, 2018.